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Exhibit (a)(10)

[BEI Technologies, Inc. Letterhead]
September 21, 2005

Dear Option Holder:

        As you know, BEI Technologies, Inc. (the "Company") has entered into an Agreement and Plan of Merger, dated as of July 21, 2005 (the "Merger Agreement") with Schneider Electric, SA ("Schneider") and Beacon Purchaser Corporation, an indirect wholly-owned subsidiary of Schneider ("Acquisition Sub"). Pursuant to the Merger Agreement, Acquisition Sub has commenced a tender offer (the "Offer") for all of the issued and outstanding shares of the Company's common stock at a price of $35 per share in cash. Following the acquisition by Acquisition Sub of the Company's common stock tendered pursuant to the Offer, Acquisition Sub will be merged with and into the Company (the "Merger"), with the Company surviving the Merger as an indirect wholly-owned subsidiary of Schneider. In connection with the Merger, all remaining shares of the Company's common stock will be converted into the right to receive $35 per share in cash, which will be paid to holders of those shares shortly after the close of the Offer.

        You are the holder of one or more options (the "Options") granted under the Company's 1997 Equity Incentive Plan. Schneider has decided not to assume any of the Options in connection with the Merger transaction. As a result, your Options will accelerate in full immediately prior to the close of the Merger and will be converted into the right to receive an amount of cash per share subject to your Option equal to the excess of (a) $35, over (b) the exercise price of your Option. As a result of this cash payment, you will recognize ordinary income and must make arrangements to satisfy the Company's withholding obligations (if any) with respect to that income.

        Accordingly, with respect to each of your Options, you will have two alternative courses of action in connection with the Merger:

1.
First, you may exercise your Options (to the extent that they are vested and exercisable) on or before September 23, 2005 (by way of cash or check, or same-day sale with a third-party broker). If you are a director, officer or otherwise covered by Company Policy 223 (Stock Trading by Officers, Directors and Other Members of Management) you may only exercise your Options by way of cash or check (same-day sales with a third-party broker are currently prohibited due to the closed trading window). In the event you elect to exercise your Options, you will receive shares of Company common stock which may be tendered in the Offer for $35 per share in cash. You must satisfy any applicable federal and state income and employment withholding tax obligations of the Company in connection with such exercise.

2.
Second, you may wait until the close of the Merger and receive an amount of cash per share subject to your Options equal to the excess of (a) $35, over (ii) the exercise price of your Option. You must permit the Company or its agent to withhold cash otherwise payable to you for your Options to satisfy the Company's federal and state income and employment withholding tax obligations.

Alternative #1: Exercise Your Options on or Before September 23, 2005

        To the extent that your Options are exercisable for vested shares of the Company's common stock in accordance with their existing vesting schedule (excluding shares vesting on an accelerated basis as a result of the Merger), you may elect to exercise your Options at any time on or before September 23, 2005. Following exercise of your Options, you will have the opportunity to exchange your purchased shares for cash payments in the Merger. Please note that if you exercise your Option, you will not be able to "undo" the exercise should the Merger not close for some reason. The tax consequences of the exercise of your Options may be summarized as follows.

        Incentive Stock Options.    If your Options are incentive stock options ("ISOs") under the U.S. federal tax laws, then you will not recognize any regular taxable income at the time you exercise them. However, the subsequent exchange of your ISO shares for cash payments in the Merger will be treated as a disqualifying disposition of those shares. To the extent that you have a disqualifying disposition of your ISO shares in the Merger, you generally will recognize ordinary income in an amount per share subject to your ISO equal to the excess of (a) $35, over (b) the exercise price that you paid for each share.

        Note that if the close of the Merger is delayed for any reason until 2006, you may be required to pay alternative minimum tax with respect to the portion of your ISO shares that are considered to be sold in a disqualifying disposition. You should consult your tax advisor concerning the application of the alternative minimum tax to your exercise of ISOs.

        If you exercise your ISOs on or before September 23, 2005, any ordinary income you recognize will not be treated as wages for tax purposes, and the Company will not have to collect any payroll taxes (i.e., income, Social Security, and Medicare) on that income. Your associated income tax liability will normally not become due until you file your income tax return for 2005 (for most calendar year taxpayers, this will be April 17, 2006). However, you should check with your tax advisor to determine whether the amount of recognized income will require you to make estimated tax payments for the 2005 calendar year.

        If you attempt to exercise your ISOs at any time after September 23, 2005, the Company will not process your exercise request, and instead your ISO will be automatically cashed out as discussed under Alternative #2 below.

        Nonstatutory Stock Options.    If your options are nonstatutory stock options ("NSOs"), then you will recognize ordinary income at the time of exercise in an amount equal to the excess of (a) $35 per share of Company common stock purchased under your NSO, over (b) the aggregate exercise price that you paid for those shares. The Company must collect federal and state income and employment withholding taxes on this income, and you must accordingly deliver a check to the Company in the amount of these taxes at the time you exercise any of your NSOs (or make appropriate arrangements with a third-party broker assisting with the exercise of your NSOs).

        Summary.    In short, the advantage to exercising your ISOs on or before September 23, 2005 is that you will not be subject to withholding taxes, you will not be subject to Social Security and Medicare taxes on your gain, and you may have the opportunity to defer payment of your tax liability on the sale of your ISO shares until April 17, 2006. However, you should check with your tax advisor to determine whether the amount of recognized income will require you to make estimated tax payments for the 2005 calendar year. There is no similar tax advantage in exercising your NSOs at any time prior to the Merger.

Alternative #2: Wait For Cash-Out

        Rather than elect to exercise your Options on or before September 23, 2005, you may simply wait for the automatic cash-out of your Options prior to the close of the Merger. Under the cash out arrangement, your Options will be automatically converted into the right to receive cash equal to the product of (a) the number of shares of Company common stock subject to your Options, multiplied by (b) the amount by which $35 exceeds the exercise price per share of your Options. Following the cash-out, your Options will cease to remain outstanding and you will have no further rights to acquire shares of the Company or any successor entity under your Options.

        The disadvantage of waiting for the "cash-out" of your ISO shares in the Merger is that you will be subject to Social Security and Medicare taxes on that income, and you will not be permitted to defer your income tax liability until you file your 2005 tax return. Note that the tax deferral opportunity arises only if you exercise your ISOs on or before September 23, 2005.

        Please note that if you do not exercise your Options prior to the close of the Merger, you will not receive any consideration for your Options unless you have made arrangements to satisfy the Company's withholding obligations. Depending on the applicable withholding rates, the amount of withholding taxes may be as much as 35% of the amount of cash otherwise payable to you. Please make your election by filling out and returning the enclosed form to Claudia Romero at the Company.

        If you have any questions regarding your Options, please contact Curt Meyer in Sylmar or Bill Rhodes in San Francisco.

Very truly yours,
/s/ JOHN LABOSKEY
John LaBoskey

Disclaimer

        Circular 230 Disclaimer.    The following disclaimer is provided in accordance with the Internal Revenue Service's Circular 230 (21 C.F.R. Part 10). The information in this letter is not intended or written to be used, and it cannot be used, by you for the purpose of avoiding any penalties that may be imposed on you. This information was written to support the promotion or marketing of participation in the Company's equity incentive plans. You should seek advice based on your particular circumstances from an independent tax advisor.

OPTION ELECTION FORM

        The acquisition of the Company by Schneider pursuant to the Merger Agreement necessitates that you and other holders of options decide whether they wish to exercise those options or hold them and wait for a payment of cash in connection with the Merger. As indicated in the Company's letter to you of September 20, 2005, Schneider will not assume any of those options in connection with the Merger, and each share of the Company's common stock subject to an option will be converted into the right to receive an amount of cash equal to the excess of (a) $35, over (b) the exercise price of the option.

☐
Alternative One—Exercise Options.    I hereby elect Alternative #1 to exercise all my options that I hold to purchase Company common stock. Enclosed are the exercise notice(s) evidencing this election and a check in the amount necessary to purchase the option shares (plus any applicable federal and state income and employment taxes), required by my option agreement(s). I understand that if I exercise my options before the closing of the Merger, I will become a holder of all shares subject to my options, which will be exchanged in the Merger for $35 in cash.

☐
Alternative Two—Wait for Cash Out.    I hereby elect Alternative #2 by which I will continue to hold my outstanding options to purchase Company common stock until the close of the Merger, when they will be automatically converted into the right to receive cash equal to the product of (A) the number of shares of Company common stock subject to my options, multiplied by (B) the amount by which $35 exceeds the exercise price per share of my options. I hereby permit the Company or its agent to direct cash otherwise payable to me for my options to the Company to satisfy the Company's obligation to collect applicable federal and state income and employment withholding taxes obligations, if any.

        Please indicate your election as to the treatment of your options by completing this Election form and returning it in person to the Company or by fax to the attention of Claudia Romero at fax number (818) 364-7288 NO LATER THAN SEPTEMBER 23, 2005. You will not receive any cash for your options in the Merger unless you have made arrangements to satisfy the Company's withholding obligations. Your election, once made, cannot be changed.

Option Holder Signature	Date
Name (Please Print or Type Name)

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OPTION ELECTION FORM